

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2014

Via E-mail
Marek Tomaszewski
Chief Executive Officer
Altimo Group Corp.
Jozefa Bema 6A
Bydgoszcz, 85-001, Poland

Re: Altimo Group Corp.
Form 8-K
Filed January 16, 2014
File No. 333-188401

Dear Mr. Tomaszewski:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 16, 2014

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note that the Form S-1/A you filed on October 30, 2013 included financial statements as of March 31, 2013 and for the period from January 30, 2013 (inception) through March 31, 2013, and were accompanied by an audit report dated April 25, 2013. However, your Form 8-K disclosure refers to financial statements covering the periods (i) January 30, 2013 to October 31, 2012 and (ii) January 30, 2013 to November 14, 2012, and an audit report dated October 5, 2013. Please revise your Form 8-K disclosure to refer to the correct audited financial statement periods and audit report date.

2.   Please revise your Form 8-K disclosure to state whether during your most recent fiscal year and the subsequent interim period before your former auditor resigned you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make

reference to the subject matter of the disagreement(s) in connection with its report. Although your current disclosure indicates that the audit report contained no disagreements, you are required to disclose information about disagreements arising between you and the former accountant to comply with Item 304(a)(1)(iv) of Regulation S-K.

3.   Please obtain and file as an exhibit to an amended Form 8-K, an updated letter from your former auditor addressing the disclosures as revised to resolve the concerns outlined above. Please contact us by telephone if you require further clarification or guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or me at (202) 551-3686 if you have questions regarding our comments and related matters.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief